UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Autodesk, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

052769106
(CUSIP Number)

Michael D. Adamski Sachem Head Capital Management LP 399 Park Avenue, 32nd Floor New York, New York 10022 212-714-3300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 052769106	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,175,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 052769106	SCHEDULE 13D	Page 6 of 9

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Autodesk, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 4, 2015 (the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 1.	Security and Issuer
No material change.
Item 2.	Identity and Background
No material change.
Item 3.	Source and Amount of Funds or Other Consideration
No material change.
Item 4.	Purpose of Transaction
Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:
After the close of business on November 10, 2015, a principal of Eminence Capital, LP (“Eminence Capital”) contacted a principal of Sachem Head to schedule a meeting the next day to discuss their investment in the Issuer.  Following preliminary discussions on November 11 and November 12, 2015, after the close of business on November 13, 2015 Eminence Capital and Sachem Head entered into an agreement (the “E/S Agreement”) to coordinate certain efforts with respect to their investment in the Issuer.

Pursuant to the E/S Agreement, each of Eminence Capital and Sachem Head agreed not to directly or indirectly, including, without limitation, through any of their respective Covered Entities (as defined in the E/S Agreement) (i) sell, pledge or otherwise dispose of any Company Securities (as defined in the E/S Agreement) other than in connection with customary margin or similar requirements, (ii) beneficially own, purchase or otherwise hold, or acquire any Company Securities or any interests or rights in respect of any Company Securities, except as otherwise set forth in the E/S Agreement, (iii) notwithstanding the foregoing clause (ii), enter into or exercise any Derivatives (as defined in the E/S Agreement) or (iv) otherwise increase or decrease its economic exposure to, or beneficial ownership over, Company Securities, in each case, without prior written notice to and consent from the other party, which consent shall not be unreasonably withheld.

The E/S Agreement provides that the following matters require the mutual agreement of Eminence Capital and Sachem Head: (i) the selection and nomination of individuals to serve as directors of the Issuer, (ii) the making, revising or withdrawing of any proposals to the Issuer regarding certain matters set forth in the E/S Agreement, (iii) seeking to change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer, (iv) the conduct of any proxy contest, consent solicitation or similar actions involving the Issuer, (v) the manner, form, content and timing of any communications with the Issuer, as well as any public disclosures, public statements or other public communications, in each case, relating to the Issuer, the Company Securities, the E/S Agreement or the activities contemplated by the E/S Agreement, (vi) the admission of any additional members to the group formed by the E/S Agreement or otherwise, or entering into any agreement, arrangement or understanding with any person (other than an affiliate) in connection with the holding, voting or disposition of Company Securities; (vii) the conduct of any litigation or investigation related to the Issuer or the activities contemplated by the E/S Agreement; and (viii) engaging in any of the foregoing activities, directly or indirectly, including, without limitation, through or by any Covered Entities, other than pursuant to the E/S Agreement.  The parties also agreed to cooperate and take all actions reasonably required in furtherance of any actions agreed to be undertaken pursuant to the E/S Agreement, including, without limitation (A) voting or causing to be voted any Common Stock beneficially owned by them and (B) executing or causing to be executed one or more written consents or agency designations with respect to such Common Stock.

The E/S Agreement terminates at the completion of the Issuer’s 2016 Annual Meeting of Stockholders; provided, that the E/S Agreement may be earlier terminated by the mutual written agreement of Eminence Capital and Sachem Head or by either party upon giving written notice to the other party in the event that such party determines, despite using its reasonable best efforts, it must dispose of Company Securities because the failure to dispose of such Company Securities could have a material, detrimental effect on such party or its Covered Entities.  References to, and descriptions of, the E/S Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the E/S Agreement.  A copy of the E/S Agreement is attached as Exhibit 99.3 and is incorporated herein by reference.

CUSIP No. 052769106	SCHEDULE 13D	Page 7 of 9

Item 5.	Interest in Securities of the Issuer
Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:
By adding the following information after the first sentence of Items 5(a) and (b):
Sachem Head, SH Management and Scott D. Ferguson reserve the right to exercise such options at any time, subject to applicable laws and the terms of the E/S Agreement.
By adding the following paragraph at the end thereof:
As a result of entering into the E/S Agreement the Reporting Persons and the Eminence Persons (as defined below) formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934.  The security interests reported in this Amendment No. 1 do not include security interests owned by the Eminence Persons.  Eminence Capital, Eminence GP, LLC and Ricky C. Sandler (collectively, the “Eminence Persons”) have filed a separate Schedule 13D reporting beneficial ownership of 13,082,588 shares of Common Stock, including call options referencing an aggregate of 683,561 shares of Common Stock.  The Reporting Persons assume no responsibility for the information contained in such Schedule 13D.   The Eminence Persons and the Reporting Persons may be deemed to beneficially own in the aggregate 25,972,588 shares of Common Stock, which represents approximately 11.5% of the outstanding shares of Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:
See Item 4 for a description of the E/S Agreement between Sachem Head and Eminence.
Item 7.	Material to be Filed as Exhibits
Item 7 of the initial 13D is hereby amended and supplemented by adding reference to the following exhibit:

Exhibit 99.3	Agreement, dated as of November 13, 2015, by and between Eminence Capital, LP and Sachem Head Capital Management LP.

CUSIP No. 052769106	SCHEDULE 13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 16, 2015
SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member
UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member
SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

CUSIP No. 052769106	SCHEDULE 13D	Page 9 of 9

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1*	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2*	Trading data.
Exhibit 99.3	Agreement, dated as of November 13, 2015, by and between Eminence Capital, LP and Sachem Head Capital Management LP.

* Previously filed.